UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 11)*

TYSON FOODS, INC.

(Name of Issuer)

Class A Common Stock, par value $.10 per share

(Title of Class of Securities)

902494103

(CUSIP Number)

Harry C. Erwin, III

Tyson Limited Partnership

2200 Don Tyson Parkway

Springdale, Arkansas 72762-6999

(479) 290-4000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 21, 2011

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.   ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D

CUSIP No. 902494103
(1)	Names of reporting persons Tyson Limited Partnership (IRS I.D.# 71-0692500)
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) Not applicable
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 70,000,000 shares of Class B Common Stock 3,000,000 shares of Class A Common Stock
	(8)	Shared voting power None
	(9)	Sole dispositive power 70,000,000 shares of Class B Common Stock 3,000,000 shares of Class A Common Stock
	(10)	Shared dispositive power None
(11)	Aggregate amount beneficially owned by each reporting person 70,000,000 shares of Class B Common Stock 3,000,000 shares of Class A Common Stock
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 99.9%(1) of Class B Common Stock presently convertible into Class A Stock (See Item 1)
(14)	Type of reporting person (see instructions) PN

(1)	Based upon 70,021,155 shares of Class B Stock outstanding, as reported by the Company in its definitive Proxy Statement for its Annual Meeting of Shareholders to be held on February 4, 2011.

SCHEDULE 13D

Explanatory Note: On January 6, 2011, Mr. Don Tyson passed away. At the time of his death, Mr. Tyson was a member of the Board of Directors of Tyson Foods, Inc., a Delaware corporation (the “Company”) and managing general partner of the Tyson Limited Partnership, a Delaware limited partnership (the “Partnership”). This Amendment No. 11 amends, as set forth below, the statement on Schedule 13D, dated April 30, 1991, as amended by Amendment No. 1 thereto, dated July 10, 1991, Amendment No. 2 thereto, dated April 3, 1992, Amendment No. 3 thereto, dated October 31, 2001, Amendment No. 4 thereto, dated January 17, 2002, Amendment No. 5 thereto, dated June 30, 2003, Amendment No. 6 thereto, dated February 25, 2004, Amendment No. 7 thereto, dated June 2, 2006, Amendment No. 8 thereto, dated November 15, 2006, Amendment No. 9 thereto, dated April 12, 2007, and Amendment No. 10 thereto, dated September 22, 2008, for the Partnership, with respect to the Class A Common Stock, par value $.10 per share (the “Class A Stock”), and the Class B Common Stock, par value $.10 per share (the “Class B Stock”), of the Company.

Item 1.	Security and Issuer

The class of equity securities to which this statement on Schedule 13D (this “Statement”) relates is the Class A Stock of the Company whose principal executive offices are located at 2200 Don Tyson Parkway, Springdale, Arkansas 72762-6999. The Partnership is causing this Statement to be filed by virtue of its beneficial ownership of the Company’s Class B Stock. The Class A Stock and Class B Stock are hereinafter collectively referred to as the “Shares.” Pursuant to the Company’s Certificate of Incorporation, and subject to certain terms and conditions contained therein, each share of Class B Stock is presently convertible, at the option of the respective holder thereof, into one fully paid and non assessable share of Class A Stock. As of January 21, 2011, the Partnership owned (i) 70,000,000 shares of Class B Stock or 99.9%(1) of the total shares of such class outstanding and (ii) 3,000,000 shares of Class A Stock.

Item 2.	Identity and Background

This Statement is being filed by the Partnership, which was formed in the State of Delaware on June 8, 1990. Substantially all of the Class B Stock held by the Partnership represents the Tyson family’s controlling interest in the Company. The principal business address of the Partnership is 2200 Don Tyson Parkway, Springdale, Arkansas 72762-6999. The purpose and nature of business to be conducted by the Partnership includes the following: (i) to engage generally in the farming and ranching business, including the acquisition, development, construction, operation and disposition of farming and ranching properties; (ii) to engage generally in the real estate business, including the improvement, development, acquisition or disposition of real estate properties; (iii) to engage generally in the mineral business and to acquire, develop and operate mineral properties; (iv) to invest, acquire, dispose of or otherwise deal in stocks, bonds and securities of any person, including the Company; and (v) to conduct any other business necessary or incidental to the foregoing or that may be lawfully conducted by the Partnership under the Delaware Revised Uniform Limited Partnership Act.

A new managing general partner to succeed Mr. Tyson has not been selected. Under the terms of the Agreement of Limited Partnership of the Partnership, a new managing general partner may be elected by a majority of the percentage interests of the general partners of the Partnership. Until a new managing general partner is selected, the management rights of the managing general partner may be exercised by a majority of the percentage interests of the general partners. The name, residence or business address, present principal occupation or employment and citizenship of each general partner, and, as applicable, any person controlling such general partner, of the Partnership is set forth in Schedule 1 hereto and incorporated herein by reference. The Tyson 2009 Family Trust has a 53.4881% interest as a limited partner in the Partnership and the Randal W. Tyson Testamentary Trust has a 45.2549% percentage interest as a limited partner in the Partnership.

During the last five years, neither the Partnership, nor, to the best knowledge of the Partnership, any general partner of the Partnership (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Not applicable.

Item 4.	Purpose of Transaction

There has been no acquisition of securities of the Company by the Partnership. This Statement is being filed to reflect the fact that Mr. Tyson is no longer the managing general partner of the Partnership.

The Partnership currently has no plans to acquire or dispose of any significant number of the Shares. The Partnership currently has no plans or proposals which would result in or relate to any of the transactions described in subparagraphs (b) through (j) of Item 4 of Schedule 13D. However, the Partnership reserves the right to change its plans or intentions at any time and to take any and all actions it may deem appropriate with respect to its investment in the Company.

Item 5.	Interest in Securities of the Issuer

(a) As of January 21, 2011, the Partnership beneficially owned a total of 70,000,000 shares of Class B Stock, constituting approximately 99.9%(1) of the total shares of such class outstanding. Additionally, the Partnership owned 3,000,000 shares of Class A Stock on such date. Neither the Partnership, nor, to the best knowledge of the Partnership, the general partners of the Partnership, presently own any Shares, except as set forth herein. Because no general partner of the Partnership has the power to vote or to dispose of the Shares held by the Partnership (see paragraph (b) below), none of the general partners are deemed beneficial owners of the Partnership’s Shares.

Certain of the Partnership’s general partners, and individuals controlling such general partners, beneficially own shares of the Company’s Class A Stock in addition to the general partners’ interest in the Partnership. Such beneficial ownership of Class A Stock, as of January 21, 2011, is as follows (including shares subject to presently exercisable options or options exercisable within 60 days after January 21, 2011):

General Partner	Shares	Percentage of Outstanding Class A Common Stock
Tyson Partnership Interest Trust (TPIT)	—	—
Thomas B. Schueck	40,000	*
Leland E. Tollett	2,316,879	*
John Tyson	4,323,047	1.41%
Barbara Tyson	170,083	*
Harry C. Erwin, III (general partner and trustee of TPIT)	—	—

*	Indicates percentage of less than 1%.

(b) The managing general partner of the Partnership has the exclusive right, subject to certain restrictions, to do all things on behalf of the Partnership necessary to manage, conduct, control and operate the Partnership’s business, including the right to vote all Shares held by the Partnership. However, at this time, there is no managing general partner of the Partnership. Until a new managing general partner is selected, the management rights of the managing general partner may be exercised by a majority of the percentage interests of the general partners, which no single general partner possesses. Presently, each general partner of the Partnership, which collectively hold, in the aggregate, a 1.257% interest in the Partnership, holds the following general partner percentage interests:

General Partner	Percentage of General Partnership Interests
TPIT	44.44%
John Tyson	33.33%
Barbara Tyson	11.115%
Harry C. Erwin, III	11.115%

Because no general partner possesses a majority of the general partner percentage interests of the Partnership, no general partner is deemed to have or share voting or dispositive power over the Partnership’s Shares.

Each of the individuals named in response to paragraph (a) above has the sole voting and dispositive power over the shares beneficially owned by him or her.

(c)	The following transactions in Class A Stock were effected during the last sixty (60) days by certain of the individuals named in response to paragraph (a) above:

i.	On December 13, 2010, Mr. Tollett made a gift of 7,590 shares. The closing price of Class A Stock on the New York Stock Exchange on that date was $17.11.

ii.	On December 20, 2010, Ms. Tyson sold 343 shares at $17.28 per share pursuant to a requirement of the Retirement Savings Plan of the Company that all participants in such plan divest any shares held by the plan on their behalf. Ms. Tyson voluntarily sold the shares in advance of January 3, 2011, the date on which the plan will begin selling, on behalf of the plan participants, any previously unsold shares.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Partnership is governed by the terms of the Agreement of Limited Partnership of Tyson Limited Partnership, dated June 8, 1990 (the “Agreement”). Pursuant to the Agreement, the managing general partner of the Partnership has the exclusive right, subject to certain restrictions, to do all things on behalf of the Partnership necessary to manage, conduct, control and operate the Partnership’s business, including the right to vote all Shares or other securities held by the Partnership, as well as the right to mortgage, pledge or grant security interests in any assets of the Partnership. However, at this time, there is no managing general partner of the Partnership. A new managing general partner may be elected by a majority of the percentage interests of the general partners. Until a new managing general partner is selected, the management rights of the managing general partner may be exercised by a majority of the general partner percentage interests of the Partnership, which no single general partner possesses. The Partnership terminates on December 31, 2040. Additionally, the Partnership may be dissolved upon the occurrence of certain events, including (i) a written determination by the managing general partner (or a majority of the general partner percentage interests of the Partnership if there is no managing general partner) that the projected future revenues of the Partnership will be insufficient to enable payment of costs and expenses, or that such future revenues will be such that continued operation of the Partnership will not be in the best interest of the partners, (ii) an election to dissolve the Partnership by the managing general partner that is approved by the affirmative vote of a majority in percentage interest of all general partners, and (iii) the sale of all or substantially all of the Partnership’s assets and properties. The withdrawal of the managing general partner or any other general partner (unless such partner is a sole remaining general partner) will not cause a dissolution of the Partnership. Upon dissolution of the Partnership, each partner, including all limited partners, will receive in cash or otherwise, after payment of creditors, loans from any partner, and return of capital account balances, their respective percentage interests in the partnership assets. In addition, the Agreement provides that in the event it is determined that a sale of Partnership assets and distribution in cash would be impracticable or cause undue loss to the partners, each partner may, subject to certain conditions, receive in lieu of cash, the particular assets contributed by each such partner to the Partnership.

Item 7.	Material to be Filed as Exhibits

Included as an exhibit to this Statement is the following:

A.	Agreement of Limited Partnership of Tyson Limited Partnership, dated June 8, 1990 (incorporated by reference from the Reporting Person’s Schedule 13D, filed with the SEC on May 1, 1991).

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: January 20, 2011

TYSON LIMITED PARTNERSHIP

By:	/s/ Harry C. Erwin, III
Name:	Harry C. Erwin, III
Title:	General Partner

SCHEDULE 1

GENERAL PARTNERS OF TYSON LIMITED PARTNERSHIP

Name and Business Address	Citizenship	Present Principal Occupation

Tyson Partnership Interest Trust (TPIT) 2200 Don Tyson Parkway Springdale, AR 72762-6999	Texas	N/A

Trustees:

Harry C. Erwin, III 2200 Don Tyson Parkway Springdale, AR 72762-6999	United States	Private Consultant

Thomas B. Schueck 2200 Don Tyson Parkway Springdale, AR 72762-6999	United States	Chairman and Chief Executive Officer of Lexicon, Inc.

Leland E. Tollett 2200 Don Tyson Parkway Springdale, AR 72762-6999	United States	Former Interim Chief Executive Officer of Tyson Foods, Inc.; Private Consultant to Tyson Foods, Inc.

John Tyson 2200 Don Tyson Parkway Springdale, AR 72762-6999	United States	Chairman of the Board of Directors of Tyson Foods, Inc.

Barbara Tyson 2200 Don Tyson Parkway Springdale, AR 72762-6999	United States	Member of the Board of Directors of Tyson Foods, Inc.

Harry C. Erwin, III 2200 Don Tyson Parkway Springdale, AR 72762-6999	United States	Private Consultant